Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-143825.
CALCULATION OF REGISTRATION FEE

	Maximum	Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities Offered	Registered	per Share	Offering Price	Fee(1)
Common Stock ($.001 par value per share)	7,590,000	$28.00	$212,520,000	$6,525

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and reflects the potential issuance of shares of common stock pursuant to an over-allotment option. The fee payable in connection with the offering of common stock pursuant to this prospectus supplement has been paid in accordance with Rule 456(b).

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 18, 2007)

6,600,000 Shares

COMMON STOCK

We are offering 6,600,000 shares of our common stock.

Our common stock is quoted on the NASDAQ Global Market under the symbol “ONXX.” On June 20, 2007, the reported last sale price of our common stock on the NASDAQ Global Market was $28.31 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-5 of this prospectus supplement.

	Per share	Total

Public offering price	$28.00	$184,800,000
Underwriting discounts and commissions	$1.54	$10,164,000
Proceeds to Onyx (before expenses)	$26.46	$174,636,000

We have granted the underwriters the right to purchase up to an additional 990,000 shares of our common stock to cover overallotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on June 26, 2007.

Morgan Stanley	Merrill Lynch & Co.

JPMorgan	Banc of America Securities LLC

June 20, 2007

Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “Onyx,” “we,” “us,” or “our” refer to Onyx Pharmaceuticals, Inc., a Delaware corporation.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement and contained, or incorporated herein by reference, in the accompanying prospectus or any free writing prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, the shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” and our financial statements and the notes to our financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Except as otherwise noted, all information in this prospectus supplement assumes the underwriters will not exercise their overallotment option.

ONYX PHARMACEUTICALS, INC.

Overview

We are a biopharmaceutical company dedicated to developing innovative therapies that target the molecular mechanisms that cause cancer. With our collaborators, we are developing small molecule drugs with the goal of changing the way cancer is treatedtm. A common feature of cancer cells is the excessive activation of signaling pathways that cause abnormal cell proliferation. In addition, tumors require oxygen and nutrients from newly formed blood vessels to support their growth. The formation of these new blood vessels is a process called angiogenesis. We are applying our expertise to develop and commercialize oral anticancer therapies designed to prevent cancer cell proliferation and angiogenesis by inhibiting proteins that signal or support tumor growth. By exploiting the genetic differences between cancer cells and normal cells, we aim to create novel anticancer agents that minimize damage to healthy tissue.

With our collaborator, Bayer HealthCare Pharmaceuticals, or Bayer, we are commercializing Nexavar® (sorafenib) Tablets, for the treatment of patients with advanced renal cell carcinoma, also known as kidney cancer. Nexavar has been approved for this indication in the U.S. and in the European Union, as well as in multiple other countries worldwide. These approvals, and pending filings, are based on the progression-free survival data from a Phase 3 kidney cancer clinical trial that demonstrated treatment with Nexavar resulted in statistically significant longer progression-free survival as compared to treatment with a placebo. Progression-free survival is a measure of the time that a patient lives without meaningful tumor growth. In 2006, worldwide net sales of Nexavar were $165 million. In the first quarter of 2007, worldwide net sales of Nexavar were $60.9 million.

In June 2007, we and Bayer announced that Nexavar significantly extended overall survival by 44% in patients with hepatocellular carcinoma (HCC), or primary liver cancer, versus those taking placebo. The international Phase 3 trial randomized and evaluated 602 liver cancer patients who had no prior systemic therapy. The primary objective of the study was to compare overall survival in patients administered Nexavar versus those administered placebo. Median overall survival was 10.7 months in Nexavar-treated patients compared to 7.9 months in those taking placebo. There were no significant differences in serious adverse event rates between the Nexavar and placebo-treated groups, with the most commonly observed serious adverse events in patients receiving Nexavar being diarrhea and hand-foot-skin reaction. We and Bayer are now in the process of preparing and submitting applications to the U.S. Food and Drug Administration, or FDA, and European health authorities for a supplemental indication for Nexavar in treatment of patients with liver cancer.

In collaboration with Bayer, we initially focused on demonstrating Nexavar’s activity for the benefit of patients suffering from a cancer for which there were no established therapies. This was achieved with Nexavar’s approval for treatment of patients with advanced kidney cancer. With this approval, the two companies have been able to establish the Nexavar brand and to begin creating a global commercial oncology presence. This also enabled Nexavar to enter the market rapidly, moving from its first clinical evaluation to approval in just over five years. As noted above, more recently, Nexavar has been shown to significantly extend overall survival in patients with liver cancer. In a randomized Phase 2 clinical trial in patients with metastatic melanoma who had yet to receive any chemotherapy, Nexavar in combination with dicarbazine showed a positive trend in progression-free survival. Nexavar is also being studied in an ongoing cooperative group-sponsored Phase 3 clinical trial of patients with metastatic melanoma.

In order to benefit as many patients as possible, we and Bayer are investigating the administration of Nexavar with previously approved anticancer therapeutics in additional cancers, with the objective of enhancing the anti-tumor activity of existing therapies through combination with Nexavar. To date, Nexavar has been shown to be combinable with other therapies in a number of small early stage clinical trials. In addition, Nexavar appears to have a non-overlapping toxicity profile with many standard cancer treatments, suggesting the potential feasibility of Nexavar’s use in combination with these other treatments. Enrollment has been completed in a Phase 3 trial administering Nexavar in combination with standard chemotherapy for patients with non-small cell lung cancer. By leveraging the interest and cooperation of external investigators, we and Bayer are also planning a broad clinical program in breast cancer, as well as other tumor types.

We and Bayer are developing and marketing Nexavar under our collaboration and co-promotion agreements. We fund 50 percent of the development costs for Nexavar worldwide, except in Japan. With Bayer, we are co-promoting Nexavar in the United States and sharing equally in any profits or losses. Everywhere else in the world, except in Japan, Bayer has exclusive marketing rights and we share profits 50/50. In Japan, Bayer funds all product development, and will receive a royalty. Our agreement with Bayer also provides that we receive creditable milestone-based payments totaling $40 million, all of which have been received. These payments will be repayable by us to Bayer from a portion of any of our profits and royalties.

Nexavar is a novel, orally available multiple kinase inhibitor and is one of a new class of anticancer treatments that targets growth signaling in cancer. Nexavar operates through dual mechanisms of action by inhibiting proliferation of cancer cells and inhibiting angiogenesis. Several drugs developed and owned by others and approved by the FDA validate this treatment approach. Nexavar displays activity that inhibits VEGFR-2 and PDGFR-ß, two key proteins involved in angiogenesis, as well as other proteins such as KIT, FLT-3 and RET that are implicated in cancer. In addition, we believe Nexavar is the first approved small molecule agent that also targets the enzyme RAF kinase to inhibit tumor cell proliferation.

We were incorporated in California in February 1992 and reincorporated in Delaware in May 1996. Our principal office is located at 2100 Powell Street, Emeryville, California 94608 and our telephone number is (510) 597-6500. Our website is located at www.onyx-pharm.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this document only as a reference.

THE OFFERING

Common Stock offered by Onyx	6,600,000 shares

Common Stock to be outstanding after the offering	54,585,829 shares

Use of Proceeds	We intend to use the net proceeds from this offering to fund the costs of our clinical trials program and other research and development activities, both ongoing and planned, as well as sales and marketing activities, and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to in-license product candidates or to invest in or acquire businesses or technologies that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any such transactions as of the date of this prospectus supplement. Pending such uses, we intend to invest the net proceeds in investment-grade, interest-bearing securities. See the section entitled “Use of Proceeds,” below.

NASDAQ Global Market Symbol for our Common Stock	ONXX

The number of shares of our common stock to be outstanding after the offering assumes no exercise of the underwriters’ overallotment option and is based on 47,985,829 shares of our common stock outstanding as of June 13, 2007 and excludes:

•	5,016,750 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $23.97 per share;

•	2,658,229 shares of common stock available for future issuance under our stock option plans;

•	561,860 shares of common stock available for sale under our employee stock purchase plan;

•	191,206 shares of restricted common stock issued under stock bonus awards;

•	9,263 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $9.59 per share.

Unless otherwise stated, all information contained in this prospectus supplement:

•	assumes no exercise of outstanding options or warrants to purchase shares of common stock;

•	assumes no exercise of the underwriters’ overallotment option in this offering; and

•	reflects all currency amounts in United States dollars.

SUMMARY FINANCIAL DATA

We derived the following information from our audited financial statements for the years ended December 31, 2002 through 2006, and unaudited financial statements as of and for the three months ended March 31, 2006 and 2007. The following information should be read in conjunction with our financial statements and related notes incorporated by reference in the accompanying prospectus, and our historical financial statements and related notes contained in our annual reports, quarterly reports and other information on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled “Where You Can Find More Information.”

The summary statement of operations data for the three months ended March 31, 2006 and 2007, and the balance sheet data as of March 31, 2007, are unaudited but include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

The as adjusted balance sheet data below gives effect to the sale of our common stock in this offering, at the public offering price of $28.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
		(In thousands, except per share data)				(Unaudited)

Statement of Operations Data:
Total revenue	$2,715	$—	$500	$1,000	$250	—	—
Operating expenses:
Net expense due to (from) unconsolidated joint business	—	—	—	—	23,915	4,102	(3,025)
Research and development	43,604	32,059	35,846	63,120	30,980	7,800	5,534
Selling, general and administrative	6,192	7,939	14,316	39,671	50,019	11,623	13,183
Restructuring	—	5,530	258	—	—	—	—

Loss from operations	(47,081)	(45,528)	(49,920)	(101,791)	(104,664)	(23,525)	(15,692)
Interest and other income and expense, net	1,294	559	3,164	6,617	11,983	3,173	3,497

Net loss	$(45,787)	$(44,969)	$(46,756)	$(95,174)	$(92,681)	$(20,352)	$(12,195)

Basic and diluted net loss per share	$(2.23)	$(1.73)	$(1.36)	$(2.64)	$(2.20)	$(0.49)	$(0.26)

Shares used in computing basic and diluted net loss per share	20,535	25,953	34,342	36,039	42,170	41,292	46,278

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$261,751	$435,887
Working capital	256,751	430,887
Total assets	277,063	451,199
Advance from collaboration partner	40,000	40,000
Total stockholders’ equity	219,130	393,266

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks.

Risks Related to Our Business

Nexavar® (sorafenib) tablets is our only product, and we do not have any other product candidates in Phase 2 or Phase 3 clinical development. If Nexavar is not commercially successful, we may be unable to identify and promote alternative product candidates and our business would fail.

Nexavar is our only product. We do not have internal research and preclinical development capabilities. Our scientific and administrative employees are dedicated to the development and commercialization of Nexavar and managing our relationship with Bayer, but are not actively discovering or developing new product candidates. Thus, we do not have a clinical development pipeline beyond Nexavar. If Nexavar is not commercially successful, we may be unable to identify and promote alternative product candidates to later stage clinical development and commercialization, which would cause our business to fail.

If our clinical trials fail to demonstrate that Nexavar is safe and effective for cancer types other than kidney and liver cancers, we will be unable to broadly commercialize Nexavar as a treatment for cancer, and our business may fail.

In collaboration with Bayer, we are conducting multiple clinical trials of Nexavar. We have completed Phase 1 single-agent clinical trials of Nexavar. We are currently conducting a number of Phase 1b clinical trials of Nexavar in combination with other anticancer agents. Phase 1 trials are not designed to test the efficacy of a drug candidate but rather to test safety; to study pharmacokinetics, or how drug concentrations in the body change over time; to study pharmacodynamics, or how the drug candidate acts on the body over a period of time; and to understand the drug candidate’s side effects at various doses and schedules.

With Bayer, we have completed Phase 2 clinical trials of Nexavar in kidney and liver cancer and are conducting Phase 2 clinical trials in non-small cell lung, melanoma and other cancers. Phase 2 trials are designed to explore the efficacy of a product candidate in several different types of cancers and may be randomized and double-blinded to ensure that the results are due to the effects of the drug.

In addition, we and Bayer are conducting a number of Phase 3 trials of Nexavar. Phase 3 trials are designed to more rigorously test the efficacy of a product candidate and are normally randomized and double-blinded. In December 2006, we and Bayer announced that the Phase 3 trial in patients with advanced melanoma did not meet its primary endpoint of improving progression-free survival (PFS). The treatment effect was comparable in each arm of the study.

In May 2006, we and Bayer completed enrollment in a Phase 3 clinical trial of Nexavar in patients with liver cancer. In June 2007, one of the study investigators presented the results from this trial at the annual meeting of the American Society of Clinical Oncology (ASCO). It was reported that Nexavar significantly extended overall survival by 44% in patients with liver cancer versus those taking placebo. There were no significant differences in serious adverse event rates between the Nexavar and placebo-treated groups, with the most commonly observed serious adverse events in patients receiving Nexavar being diarrhea and hand-foot-skin reaction. This report followed an earlier announcement in February 2007, that an independent data monitoring committee, or DMC, had reviewed the safety and efficacy data from the Phase 3 trial of Nexavar in patients with liver cancer and concluded that the trial met its primary endpoint. The DMC also noted no demonstrated difference in the serious adverse event rates between Nexavar and placebo. While we and Bayer have stopped the Phase 3 liver cancer trial, the data has not yet been filed or reviewed by regulatory authorities, and may not result in marketing approval in this indication.

In February 2006, we and Bayer initiated a Phase 3 clinical trial of Nexavar in combination with carboplatin and paclitaxel in patients with non-small cell lung cancer, or NSCLC. Enrollment in this trial has been completed.

Although we have received regulatory approvals for the use of Nexavar in the treatment of patients with advanced kidney cancer Nexavar has not been approved in other types of cancer. Historically, many companies have failed to demonstrate the effectiveness of pharmaceutical product candidates in Phase 3 clinical trials notwithstanding favorable results in Phase 1 or Phase 2 clinical trials. In addition, if previously unforeseen and unacceptable side effects are observed, we may not proceed with further clinical trials of Nexavar. In our clinical trials, we treat patients who have failed conventional treatments and who are in advanced stages of cancer. During the course of treatment, these patients may die or suffer adverse medical effects for reasons unrelated to Nexavar. These adverse effects may impact the interpretation of clinical trial results, which could lead to an erroneous conclusion regarding the toxicity or efficacy of Nexavar.

Our clinical trials may fail to demonstrate that Nexavar is safe and effective, and it may not receive regulatory approval as a treatment for types of cancer other than kidney cancer, which would limit the potential market for the product, which may cause our business to fail.

Even though we have stopped the Phase 3 liver cancer trial, Nexavar may never be approved for use in this indication, or its approval may be significantly delayed.

In June 2007, one of the study investigators presented the results from our Phase 3 clinical trial of Nexavar in patients with liver cancer at the annual meeting of the American Society of Clinical Oncology (ASCO). It was reported that Nexavar significantly extended overall survival by 44% in patients with liver cancer versus those taking placebo. There were no significant differences in serious adverse event rates between the Nexavar and placebo-treated groups, with the most commonly observed serious adverse events in patients receiving Nexavar being diarrhea and hand-foot-skin reaction. While we and Bayer have stopped the Phase 3 liver cancer trial based on the recommendation of the DMC, the regulatory submissions in support of this new indication have not yet been reviewed by regulatory authorities, and may not result in marketing approval in this indication.

Based on the results of this trial, and together with Bayer, we intend to file applications with the FDA and foreign regulatory authorities for marketing approval of Nexavar for use in patients with liver cancer. The regulatory authorities may not be satisfied with the safety and efficacy data submitted in support of these applications, which could result in either non-approval or a requirement of additional clinical trials or further analysis of existing data. In addition to the question of whether Nexavar has demonstrated sufficient efficacy in the treatment of liver cancer, the FDA may have questions about the safety of the drug. For these or other reasons, there is no assurance that Nexavar will be approved for the treatment of liver cancer, or that any such approval, if granted, will occur quickly.

There are competing therapies approved for the treatment of advanced kidney and other types of cancer for which we are developing Nexavar. We expect the number of approved therapies to rapidly increase, which could harm the prospects for Nexavar in advanced kidney cancer and other indications.

Many companies are developing multi-kinase inhibitors, antiangiogenic agents and other targeted/novel therapies for the treatment of cancer indications that are the focus of Nexavar clinical development, including kidney cancer, liver cancer, melanoma, non-small cell lung cancer and breast cancer. The market is highly competitive and we expect the competition to increase as additional products are approved to treat these types of cancer.

For example, Sutent, a multi-kinase inhibitor marketed by Pfizer, was approved in 2006 in the U.S., the European Union and other countries for treating patients with kidney cancer and Gleevec-resistant gastrointestinal stromal tumors, or GIST, based on results of a randomized Phase 3 trial comparing Sutent to interferon in treatment-naïvepatients with advanced kidney cancer. This trial showed a median progression-free survival of 11 months for patients receiving Sutent compared to five months for patients receiving interferon. Pfizer also has an earlier stage compound, AG-013736, a multi-kinase inhibitor, which is in clinical development and being evaluated in kidney cancer patients.

Wyeth received an approval in May 2007 to market Torisel for the treatment of patients with advanced kidney cancer. Torisel, temsirolimus (CCI-779), is an mTOR inhibitor. In June 2006, results of a randomized Phase 3 trial comparing temsirolimus to interferon to both agents combined in treatment-naïve, poor-prognosis advanced kidney cancer patients were reported. The primary endpoint of the study was overall survival. The reported median overall survival was 10.9 months for temsirolimus alone as compared to 7.3 months for interferon.

Genentech’s Avastin has been reported to have activity in kidney cancer, and Genentech has indicated that Avastin is now being used off-label for treatment of some kidney cancer patients. In June 2007, results were reported from a Phase 3 randomized trial in treatment-naïve advanced kidney cancer patients comparing treatment with Avastin and interferon to treatment with interferon alone. Patients who received the combination experienced progression-free survival of 10.2 months as compared to 5.4 months for those patients receiving interferon alone.

In December 2006, we announced the results of the Phase 2 clinical trial that compares Nexavar to interferon, which did not demonstrate progression-free survival was favorable for patients who received Nexavar. Products that have shown efficacy as compared to interferon or interleukin-2, or IL-2, or in treatment naïve-patients may be preferred by the medical community.

Further, survival may become the single most important element in determining standard of care. While we did not obtain statistically significant overall survival data from our Phase 3 trial, we believe the outcome was impacted by the cross over of patients from placebo to Nexavar beginning in April 2005, and we have not demonstrated a measurable difference in Nexavar’s efficacy as compared to interferon or IL-2. Competitors with statistically significant overall survival data could be preferred in the marketplace, impairing our ability to successfully market Nexavar.

The use of any particular therapy may limit the use of a competing therapy with a similar mechanism of action. The FDA approval of Nexavar permits Nexavar to be used as an initial, or first-line, therapy for the treatment of advanced kidney cancer, but some other approvals do not. For example, the European Union approved Nexavar only for advanced kidney cancer patients that have failed prior therapy or whose physicians deem alternate therapies inappropriate. Additionally, in liver cancer, certain companies have announced that they are planning to conduct Phase 3 trials in advanced liver cancer. For example, Thalomid, an anti-angiogenesis agent marketed by Celgene, is being studied in a Phase 3 trial versus placebo. Other potential competitors, including Genentech with Avastin and Pfizer with Sutent, have announced that they plan to conduct Phase 3 studies in advanced liver cancer. The successful introduction of other new therapies could significantly reduce the potential market for Nexavar in this or other indications that Nexavar may be approved for. Decreased demand or price for Nexavar would harm our ability to realize revenue and profits from Nexavar which could cause our stock price to fall.

We are dependent upon our collaborative relationship with Bayer to manufacture and to further develop and commercialize Nexavar. There may be circumstances that delay or prevent the development and commercialization of Nexavar.

Our strategy for developing, manufacturing and commercializing Nexavar depends in large part upon our relationship with Bayer. If we are unable to maintain our collaborative relationship with Bayer, we would need to undertake development, manufacturing and marketing activities at our own expense, which would significantly increase our capital requirements and may limit the indications we are able to pursue and could prevent us from further commercializing Nexavar.

We are subject to a number of additional risks associated with our dependence on our collaborative relationship with Bayer, including:

•	the amount and timing of resource expenditures can vary because of decisions by Bayer;

•	possible disagreements as to development plans, including clinical trials or regulatory approval strategy;

•	the right of Bayer to terminate its collaboration agreement with us on limited notice and for reasons outside our control;

•	loss of significant rights if we fail to meet our obligations under the collaboration agreement;

•	withdrawal of support by Bayer following the development or acquisition by it of competing products; and

•	possible disagreements with Bayer regarding the collaboration agreement or ownership of proprietary rights.

Due to these factors and other possible disagreements with Bayer, we may be delayed or prevented from further developing or commercializing Nexavar, or we may become involved in litigation or arbitration, which would be time consuming and expensive.

Our collaboration agreement with Bayer terminates when patents expire that were issued in connection with product candidates discovered under that agreement, or upon the time when neither we nor Bayer are entitled to profit sharing under that agreement, whichever is later. Bayer holds the global patent applications related to Nexavar. We currently anticipate that, if issued, the United States patent related to Nexavar will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot presently be calculated.

We face intense competition and rapid technological change, and many of our competitors have substantially greater resources than we have.

We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market Nexavar to compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive product candidates are in clinical trials, and others are approved. Competitors that target the same tumor types as our Nexavar program and that have commercial products or product candidates at various stages of clinical development include Pfizer, Genentech, Inc., Wyeth, Novartis International AG, Amgen, Lilly, AstraZeneca PLC, OSI Pharmaceuticals, Inc., Imclone Systems and others. A number of companies have agents such as small molecules or antibodies targeting Vascular Endothelial Growth Factor, or VEGF; VEGF receptors; Epidermal Growth Factor, or EGF; EGF receptors; and other enzymes. In addition, many other pharmaceutical companies are developing novel cancer therapies that, if successful, would also provide competition for Nexavar.

Many of our competitors, either alone or together with collaborators, have substantially greater financial resources and research and development staffs. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in:

•	developing products;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of products; and

•	manufacturing and marketing products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing product candidates before we do. If we receive FDA approval and commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. Further, we face numerous competitors working on product candidates to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, our product candidates, if approved, will compete with existing therapies that have long histories of safe and effective use. We may also face competition from other drug development technologies and methods of preventing or reducing the incidence of disease and other classes of therapeutic agents.

Developments by competitors may render our product candidates obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding other cancer therapies continue to accelerate. We have made significant expenditures towards the development of Nexavar and the establishment of a commercialization infrastructure. If

Nexavar cannot compete effectively in the marketplace, we may be unable to realize revenue from Nexavar sufficient to offset our expenditures towards its development and commercialization, and our business will suffer.

Our clinical trials could take longer to complete than we project or may not be completed at all.

Although for planning purposes we project the commencement, continuation and completion of ongoing clinical trials for Nexavar, the actual timing of these events may be subject to significant delays relating to various causes, including actions by Bayer, scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria and shortages of available drug supply. We may not complete clinical trials involving Nexavar as projected or at all.

We rely on Bayer, academic institutions, cooperative oncology organizations and clinical research organizations to conduct, supervise or monitor most clinical trials involving Nexavar. We have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

We and Bayer intend to launch a broad, multinational Phase 2 program in advanced breast cancer. The program is being coordinated primarily by Onyx and designed and led by an international group of experts in the field of breast cancer and includes multiple randomized Phase 2 trials. Onyx has not conducted a clinical trial that has led to an NDA filing. Consequently, we may not have the necessary capabilities to successfully manage the execution and completion of these planned clinical trials in a way that leads to approval of Nexavar for the target indication. Failure to commence or complete, or delays in our planned clinical trials would prevent us from commercializing Nexavar in indications other than kidney cancer, and thus seriously harm our business.

If serious adverse side effects are associated with Nexavar, approval for Nexavar could be revoked, sales of Nexavar could decline, and we may be unable to develop Nexavar as a treatment for other types of cancer.

The approved package insert for Nexavar for the treatment of patients with advanced kidney cancer includes the following warnings relating to observed adverse side effects:

•	Hypertension may occur early in the course of therapy and blood pressure should be monitored weekly during the first six weeks of therapy and treated as needed.

•	Gastrointestinal perforation has been reported in less than one percent of patients taking Nexavar.

•	Incidence of bleeding, regardless of causality, was 15 percent for Nexavar vs. 8 percent for placebo and the incidence of treatment-emergent cardiac ischemia/infarction was 2.9 percent for Nexavar vs. 0.4 percent for placebo.

•	Most common treatment-emergent adverse events with Nexavar were diarrhea, rash/desquamation, fatigue, hand-foot skin reaction, alopecia and nausea. Grade 3/4 adverse events were 38 percent for Nexavar vs. 28 percent for placebo.

•	Women of child-bearing potential should be advised to avoid becoming pregnant and advised against breast-feeding while being treated with Nexavar.

•	In cases of any severe or persistent side effects, temporary treatment interruption, dose modification or permanent discontinuation should be considered.

With continued and potentially expanded commercial use of Nexavar and additional clinical trials of Nexavar, we and Bayer anticipate we will routinely update side effects and adverse events listed on the package insert to reflect current information. For example, subsequent to FDA approval, we and Bayer updated the package insert to include additional information on types of internal bleeding observed and new adverse events reported by physicians using Nexavar, including gastrointestinal perforations, congestive heart failure, keratoacanthomas/squamous cell cancer of the skin, which is a form of a skin lesion, and reversible posterior leukoencephalopathy syndrome, or RPLS, a rare but reversible neurological phenomenon associated with severe hypertension. If additional adverse side effects emerge, or a pattern of severe or persistent previously observed side effects is observed in the Nexavar patient population, the FDA or other international regulatory agencies could modify or revoke approval of Nexavar or we may choose to withdraw it from the market. If this were to occur, we may be unable to obtain approval of Nexavar in additional indications and foreign regulatory agencies may decline to approve Nexavar for use in any indication. Any of these outcomes would have a material adverse impact on our business. In addition, if patients receiving Nexavar were to suffer harm as a result of their use of Nexavar, these patients or their representatives may bring claims against us. These claims, or the mere threat of these claims, could have a material adverse effect on our business and results of operations.

Our operating results are unpredictable and may fluctuate. If our operating results are below the expectations of securities analysts or investors, the trading price of our stock could decline.

Our operating results will likely fluctuate from fiscal quarter to fiscal quarter, and from year to year, and are difficult to predict. Due to a highly competitive environment with existing and emerging products, Nexavar sales will be difficult to predict from period to period. Our operating expenses are largely independent of Nexavar sales in any particular period. We believe that our quarterly and annual results of operations may be negatively affected by a variety of factors. These factors include, but are not limited to, the level of patient demand for Nexavar, the ability of Bayer’s distribution network to process and ship product on a timely basis, fluctuations in foreign exchange rates, investments in sales and marketing efforts to support the sales of Nexavar, Bayer and our investments in the research and development and commercialization of Nexavar, and expenditures we may incur to acquire additional products.

In addition, as a result of our adoption of FAS 123(R), we must measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award, and recognize the cost as an expense over the employee’s requisite service period. As the variables that we use as a basis for valuing these awards change over time, the magnitude of the expense that we must recognize may vary significantly. Any such variance from one period to the next could cause a significant fluctuation in our operating results.

It is, therefore, difficult for us to accurately forecast profits or losses. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline, perhaps substantially.

We have a history of losses, and we expect to continue to incur losses.

Our net loss for the year ended December 31, 2004 was $46.8 million, for the year ended December 31, 2005 was $95.2 million and for the year ended December 31, 2006 was $92.7 million. As of March 31, 2007, we had an accumulated deficit of approximately $450.7 million. We have incurred these losses principally from costs incurred in our research and development programs, from our general and administrative costs and the development of our commercialization infrastructure. We expect to incur significant and potentially increasing operating losses over the next several years as we continue our clinical trial activities and, with Bayer, establish commercial infrastructure in Europe and other parts of the world.

We and Bayer only began to generate revenues from the sale of Nexavar in December 2005, and we must repay the milestone-based advances we received from Bayer totaling $40.0 million from a portion of any future profits and royalties. We have made significant expenditures towards the development and commercialization of Nexavar, and may never realize sufficient product sales to offset these expenditures. Our ability to achieve profitability depends upon success by us and Bayer in completing development of Nexavar, obtaining required regulatory approvals and manufacturing and marketing the approved product.

We are subject to extensive government regulation, which can be costly, time consuming and subject us to unanticipated delays.

Drug candidates under development are subject to extensive and rigorous domestic and foreign regulation. We have received regulatory approval only for the use of Nexavar in the treatment of advanced kidney cancer in the United States and a number of foreign markets.

We expect to rely on Bayer to manage communications with regulatory agencies, including filing new drug applications and generally directing the regulatory approval process for Nexavar. We and Bayer may not obtain necessary additional approvals from the FDA or other regulatory authorities. If we fail to obtain required governmental approvals, we will experience delays in or be precluded from marketing Nexavar in particular indications or countries. The FDA or other regulatory authorities may approve only limited label information for the product. The label information describes the indications and methods of use for which the product is authorized, and if overly restrictive, may limit our and Bayer’s ability to successfully market any approved product. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding, or having access to, the regulatory approvals necessary to commercialize our product candidates, we may experience delays in or be precluded from marketing products.

The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. Additional or more rigorous governmental regulations may be promulgated that could delay regulatory approval of Nexavar. Delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of Nexavar for indications other than advanced kidney cancer;

•	impose costly procedures on us;

•	diminish any competitive advantages that we may attain; and

•	adversely affect our receipt of revenues or royalties.

Even after marketing approval has been received, our products and their manufacturers are subject to continual review. Later discovery of previously unknown problems with Nexavar or manufacturing and production by Bayer or other third parties may result in restrictions on Nexavar, including withdrawal of Nexavar from the market. In addition, problems or failures with the products of others, before or after regulatory approval, including our competitors, could have an adverse effect on our ability to maintain regulatory approval for Nexavar for treatment of advanced kidney cancer or obtain marketing approval for any other indications or product candidates. If we fail to comply with applicable regulatory requirements, we could be subject to penalties, including fines, suspensions of regulatory approval, product recall, seizure of products and criminal prosecution.

While Nexavar has received approvals for sale in several countries outside of the United States, it has not received pricing approval in all of these foreign countries, and may receive limited marketing approval or may be denied marketing approval in additional countries.

In July 2005, we and Bayer filed for approval of Nexavar based on the progression-free survival data. The FDA granted full approval in December 2005 for patients with advanced kidney cancer. In July 2006, the European Commission granted marketing authorization for Nexavar for the treatment of patients with advanced kidney cancer who have failed prior interferon-alpha or interleukin-2 based therapy or are considered unsuitable for such therapy. To date, Nexavar has received approvals in approximately 50 territories worldwide including the United States and all of the major European countries. Additional foreign regulatory authorities may not, however, be satisfied with the safety and efficacy data submitted in support of the foreign applications, which could result in non-approval, a requirement of additional clinical trials, further analysis of existing data or a restricted use of Nexavar. Lack of marketing approval in a particular country would prevent us from selling Nexavar in that country, which could harm our business. In addition, we and Bayer will be required to negotiate the price of Nexavar with European governmental authorities in order for Nexavar to be eligible for government reimbursement. In many European countries, patients will not use prescription drugs that are not reimbursable by their governments. European price negotiations could delay commercialization in a particular country by twelve months or more.

Nexavar was approved by the FDA for the treatment of advanced kidney cancer on the basis of the progression-free survival endpoint. Regulatory authorities may have concerns or require further analysis of the manner in which tumor progression was determined. It is possible that in the absence of statistically significant overall survival data, Nexavar will not receive marketing approval in some countries, or will receive more limited approval than that granted by the FDA. For example, neither the European Union nor the Swiss Agency for Therapeutic Products approved Nexavar as an initial or first-line therapy, and it is possible that other foreign regulatory agencies will take a similar approach. In addition to the question of whether Nexavar has demonstrated sufficient efficacy in the treatment of kidney cancer, regulatory authorities may have questions about the safety of the drug. For example, there were instances of greater adverse events in the treatment arm relative to the placebo arm of the Phase 3 kidney cancer trial, and physicians have reported some incidents of additional adverse events in patients receiving Nexavar. In addition, as an element of the foreign approval process, the applicable regulatory authority must be satisfied with the processes and facilities for drug manufacture, which includes a physical inspection of those facilities. Any conclusion that there are shortcomings in the processes, facilities, or quality control procedures related to manufacture of the drug could result in a significant delay in foreign approval. For these or other reasons, there is no assurance that Nexavar will receive any additional foreign approvals on the basis of the current application without amendment, if it is approved at all.

We will need substantial additional funds, and our future access to capital is uncertain.

We will require substantial additional funds to conduct the costly and time-consuming clinical trials necessary to develop Nexavar for additional indications, pursue further regulatory approval and commercialize this product globally. Our future capital requirements will depend upon a number of factors, including:

•	the size and complexity of our Nexavar program;

•	global product commercialization activities;

•	decisions made by Bayer and Onyx to alter the size, scope and schedule of clinical development;

•	repayment of our of milestone-based advances;

•	progress with clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost involved in enforcing patent claims against third parties and defending claims by third parties (both of which are shared with Bayer);

•	the costs associated with acquisitions or licenses of additional products; and

•	competing technological and market developments.

We may not be able to raise additional capital on favorable terms, or at all. If we are unable to obtain additional funds, we may not be able to fund our share of commercialization expenses and clinical trials. We may also have to curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are unfavorable to us.

In September 2006, in connection with our committed equity financing facility, we entered into a stock purchase agreement with Azimuth Opportunity Ltd., or Azimuth. The committed equity financing facility entitles us to sell and obligates Azimuth to purchase, from time to time over a period of two years, shares of our common stock for cash consideration up to an aggregate of $150.0 million, subject to certain conditions and restrictions. As of April 30, 2007, Azimuth has purchased $106 million of our common stock under the stock purchase agreement. Additional capital will not be available to us under the committed equity financing facility if our stock price is below $8.00 per share or if we are unable to meet other conditions specified in the stock purchase agreement. In addition, when we draw down under the committed equity financing facility, we will sell shares to Azimuth at a discount of up to 5.05 percent from the volume weighted average price of our common stock. If we draw down amounts under the committed equity financing facility when our share price is decreasing, we will need to issue more shares to raise the same amount than if our share price was higher.

We believe that our existing capital resources and interest thereon, not including the proceeds from this offering, will be sufficient to fund our current development plans into 2009. However, if we change our development plans or if Nexavar is not broadly accepted in the marketplace, we may need additional funds sooner than we expect. Moreover, once a development program has been initiated, under our collaboration with Bayer we may have limited ability to control the expenditures made under that program, which we share equally with Bayer. In addition, we anticipate that our co-development costs for the Nexavar program may increase over the next several years as we continue our share of funding the clinical development program and prepare for the potential product launches of Nexavar throughout the world. While these costs are unknown at the current time, we expect that we will need to raise substantial additional capital to continue the co-funding of the Nexavar program in future periods through and beyond 2009. We may have to curtail our funding of Nexavar if we cannot raise sufficient capital. If we do not continue to co-fund the further development of Nexavar, we will receive a royalty on future sales of products, instead of a share of profits.

We are dependent on the efforts of and funding by Bayer for the development of Nexavar.

Under the terms of the collaboration agreement, we and Bayer must agree on the development plan for Nexavar. If we and Bayer cannot agree, clinical trial progress could be significantly delayed or halted. Further, if we or Bayer cease funding development of a product candidate under the collaboration agreement, then that party will be entitled to receive a royalty on any product that is ultimately commercialized, but not to share in profits. Bayer could, upon 60 days notice, elect at any time to terminate its co-funding of the development of Nexavar. If Bayer terminates its co-funding of Nexavar development, we may be unable to fund the development costs on our own and may be unable to find a new collaborator, which could cause our business to fail.

Bayer has been the sponsor for all regulatory filings with the FDA. As a result, we have been dependent on Bayer’s experience in filing and pursuing applications necessary to gain regulatory approvals.

We are dependent on the efforts of Bayer to market and promote Nexavar .

Under our collaboration and co-promotion agreements with Bayer, we and Bayer are co-promoting Nexavar in the United States. If we continue to co-promote Nexavar, and continue to co-fund development in the United States, we will share equally in profits or losses, if any, in the United States.

We do not, however, have the right to co-promote Nexavar in any country outside the United States, and will be dependent solely on Bayer to promote Nexavar in foreign countries where Nexavar is approved. In all foreign countries, except Japan, Bayer would first receive a portion of the product revenues to repay Bayer for its foreign commercialization infrastructure, before determining our share of profits and losses. In Japan, we would receive a royalty on any sales of Nexavar.

We have limited ability to direct Bayer in its promotion of Nexavar in foreign countries where Nexavar is approved. Bayer may not have sufficient experience to promote oncology products in foreign countries and may fail to devote appropriate resources to this task. If Bayer fails to adequately promote Nexavar in foreign countries, we may be unable to obtain any remedy against Bayer. If this were to happen, sales of Nexavar in any foreign countries where Nexavar is approved may be harmed, which would negatively impact our business.

Similarly, Bayer may establish a sales and marketing infrastructure for Nexavar outside the United States that is too large and expensive in view of the magnitude of the Nexavar sales opportunity or establish this infrastructure too early in view of the ultimate timing of regulatory approval. Since we share in the profits and losses arising from sales of Nexavar outside of the United States, rather than receiving a royalty (except in Japan), we are at risk with respect to the success or failure of Bayer’s commercial decisions related to Nexavar as well as the extent to which Bayer succeeds in the execution of its strategy.

We do not have manufacturing expertise or capabilities and are dependent on Bayer to fulfill our manufacturing needs, which could result in lost sales and the delay of clinical trials or regulatory approval.

Under our collaboration agreement with Bayer, Bayer has the manufacturing responsibility to supply Nexavar for clinical trials and to support our commercial requirements. However, should Bayer give up its right to co-develop Nexavar, we would have to manufacture Nexavar, or contract with another third party to do so for us. We lack the resources, experience and capabilities to manufacture Nexavar or any future product candidates on our own and would require substantial funds to establish these capabilities. Consequently, we are, and expect to remain, dependent on third parties to manufacture our product candidates and products. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. These third parties may fail to deliver the required quantities of our products or product candidates on a timely basis and at commercially reasonable prices. Failure by these third parties could impair our ability to meet the market demand for Nexavar, and could delay our ongoing clinical trials and our applications for regulatory approval. If these third parties do not adequately perform, we may be forced to incur additional expenses to pay for the manufacture of products or to develop our own manufacturing capabilities.

If Bayer’s business strategy changes, it may adversely affect our collaborative relationship.

Bayer may change its business strategy. In June 2006, Bayer completed a public takeover of Schering AG and the integration of the two companies will consume management resources at Bayer that may negatively impact our collaboration. Decisions by Bayer to either reduce or eliminate its participation in the oncology field, or to add competitive agents to its portfolio, could reduce its financial incentive to promote Nexavar. A change in Bayer’s business strategy may adversely affect activities under its collaboration agreement with us, which could cause significant delays and funding shortfalls impacting the activities under the collaboration and seriously harming our business.

If the specialty pharmacies and distributors that we and Bayer rely upon to sell our products fail to perform, our business may be adversely affected.

Our success depends on the continued customer support efforts of our network of specialty pharmacies and distributors. A specialty pharmacy is a pharmacy that specializes in the dispensing of medications for complex or chronic conditions, which often require a high level of patient education and ongoing management. The use of specialty pharmacies and distributors involves certain risks, including, but not limited to, risks that these specialty pharmacies and distributors will:

•	not provide us with accurate or timely information regarding their inventories, the number of patients who are using Nexavar or complaints about Nexavar;

•	not effectively sell or support Nexavar;

•	reduce their efforts or discontinue to sell or support Nexavar;

•	not devote the resources necessary to sell Nexavar in the volumes and within the time frames that we expect;

•	be unable to satisfy financial obligations to us or others; and

•	cease operations.

Any such failure may result in decreased product sales and profits, which would harm our business.

If we lose our key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

Our future success will depend in large part on the continued services of our management personnel, including Hollings C. Renton, our Chairman, President and Chief Executive Officer, Laura A. Brege, our Executive Vice President and Chief Business Officer, and Henry J. Fuchs, our Executive Vice President and Chief Medical Officer as well as each of our other executive officers. Edward F. Kenney, currently our Executive Vice President and Chief Commercial Officer, will be retiring at the end of the year, though he will subsequently be available on a consulting basis. The loss of the services of one or more of these key employees could have an adverse impact on our business unless or until we hire a suitably qualified replacement. We do not maintain key person life insurance on any of our officers, employees or consultants. Any of our key personnel could terminate their employment with us at any time and without notice. We depend on our continued ability to attract, retain and motivate highly qualified personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. If we resume our research and development of product candidates other than Nexavar, we will need to hire individuals with the appropriate scientific skills. If we cannot hire these individuals in a timely fashion, we will be unable to engage in new product candidate discovery activities.

The market may not accept our products and pharmaceutical pricing and reimbursement pressures may reduce profitability.

Nexavar or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community or the market may not be as large as forecasted. One factor that may affect market acceptance of Nexavar or any future products we may develop is the availability of third-party reimbursement. Our commercial success may depend, in part, on the availability of adequate reimbursement for patients from third-party healthcare payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services and their reimbursement practices may affect the price levels for Nexavar. Changes in government legislation or regulation, such as the Medicare Act, including Medicare Part D, or changes in private third-party payors’ policies towards reimbursement for our products may reduce reimbursement of our products costs and increase the amounts that patients have to pay themselves. In addition, the market for Nexavar may be limited by third-party payors who establish lists of approved products and do not provide reimbursement for products not listed. If Nexavar is not on the approved lists, our sales may suffer.

Nexavar’s success in Europe will also depend largely on obtaining and maintaining government reimbursement because in many European countries patients will not use prescription drugs that are not reimbursed by their governments. In addition, negotiating prices with governmental authorities can delay commercialization by twelve months or more. Even if reimbursement is available, reimbursement policies may adversely affect our ability to sell our products on a profitable basis. For example, in Europe as in many international markets, governments control the prices of prescription pharmaceuticals and expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase. We believe that this will continue into the foreseeable future as governments struggle with escalating health care spending.

A number of additional factors may limit the market acceptance of products including the following:

•	rate of adoption by healthcare practitioners;

•	types of cancer for which the product is approved;

•	rate of a product’s acceptance by the target population;

•	timing of market entry relative to competitive products;

•	availability of alternative therapies;

•	price of our product relative to alternative therapies;

•	extent of marketing efforts by us and third-party distributors or agents retained by us; and

•	side effects or unfavorable publicity concerning our products or similar products.

If Nexavar or any future product candidates that we may develop do not achieve market acceptance, we may not realize sufficient revenues from product sales, which may cause our stock price to decline.

We may not be able to protect our intellectual property or operate our business without infringing upon the intellectual property rights of others.

We can protect our technology from unauthorized use by others only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, we depend in part on our ability to:

•	obtain patents;

•	license technology rights from others;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.

In the case of Nexavar, the global patent applications related to this product candidate are held by Bayer, but licensed to us in conjunction with our collaboration agreement with Bayer. While an application is pending, a United States patent has not been issued related to Nexavar. We currently anticipate that, if issued, the United States patent related to Nexavar will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot presently be calculated. Patent applications for Nexavar are also pending throughout the world. As of March 31, 2007, we owned or had licensed rights to 58 United States patents and 37 United States patent applications and, generally, foreign counterparts of these filings. Most of these patents or patent applications cover protein targets used to identify product candidates during the research phase of our collaborative agreements with Warner-Lambert Company or Bayer, or aspects of our now discontinued virus program. Additionally, we have corresponding patents or patent applications pending or granted in certain foreign jurisdictions.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patents, or patents that we license from others, may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Competitors may challenge or circumvent our patents or patent applications. Courts may find our patents invalid. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization, which would reduce or eliminate any advantage the patents may give us.

We may not have been the first to make the inventions covered by each of our issued or pending patent applications, or we may not have been the first to file patent applications for these inventions. Competitors may have independently developed technologies similar to ours. We may need to license the right to use third-party patents and intellectual property to develop and market our product candidates. We may not be able to acquire required licenses on acceptable terms, if at all. If we do not obtain these required licenses, we may need to design around other parties’ patents, or we may not be able to proceed with the development, manufacture or, if approved, sale of our product candidates. We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ proprietary rights. In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. These activities, and especially patent litigation, are costly.

We have recently become aware of two United States patents that claim using a combination of tyrosine kinase inhibitors with DNA damaging agents. The United States patents were filed abroad, and then abandoned. Nexavar is a tyrosine kinase inhibitor, and we are engaged in running clinical trials to determine the effectiveness of Nexavar with certain DNA damaging agents. We are in the process of obtaining an opinion from outside counsel as to the validity of these patents. If the opinion of outside counsel is that the patents are valid, and we wish to commercialize Nexavar with a DNA damaging agent in the United States, we may need to acquire licenses to the patents, or design around them. There is no guarantee that we will be able to acquire the licenses or design around the patents. If these efforts are not successful, we will be unable to commercialize Nexavar in combination with DNA damaging agents in the United States.

Bayer may have rights to publish data and information in which we have rights. In addition, we sometimes engage individuals, entities or consultants to conduct research that may be relevant to our business. The ability of these individuals, entities or consultants to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. The nature of the limitations depends on various factors, including the type of research being conducted, the ownership of the data and information and the nature of the individual, entity or consultant. In most cases, these individuals, entities or consultants are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information will be harmed.

We may incur significant liability if it is determined that we are promoting the “off-label” use of drugs or are otherwise found in violation of federal and state regulations in the United States or elsewhere.

Physicians may prescribe drug products for uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. Off-label uses are common across medical specialties. Physicians may prescribe Nexavar for the treatment of cancers other than advanced kidney cancer, although neither we nor Bayer are permitted to promote Nexavar for the treatment of any indication other than kidney cancer, and the FDA and other regulatory agencies have not approved the use of Nexavar for any other indication. Although the FDA and other regulatory agencies do not regulate a physician’s choice of treatments, the FDA and other regulatory agencies do restrict communications on the subject of off-label use. Companies may not promote drugs for off-label uses. Accordingly, prior to approval of Nexavar for use in any indications other than advanced kidney cancer, we may not promote Nexavar for these indications. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. We engage in medical education activities and communicate with investigators and potential investigators regarding our clinical trials. Although we believe that all of our communications regarding Nexavar are in compliance with the relevant regulatory requirements, the FDA or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

We face product liability risks and may not be able to obtain adequate insurance.

The sale of Nexavar and its ongoing use in clinical trials exposes us to liability claims. Although we are not aware of any historical or anticipated product liability claims against us, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of Nexavar.

We believe that we have obtained reasonably adequate product liability insurance coverage that includes the commercial sale of Nexavar and our clinical trials. However, the cost of insurance coverage is rising. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise should a future product candidate receive marketing approval. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for a product;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers; and

•	loss of revenues.

Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

If we do not receive timely and accurate financial and market information from Bayer regarding the development and sale of Nexavar, we may be unable to accurately report our results of operations.

As a result of our arrangements with Bayer, we are highly dependent on Bayer for timely and accurate information regarding the costs incurred in developing and selling Nexavar, and any revenues realized from its sale, in order to accurately report our results of operations. If we do not receive timely and accurate information, or underestimate activity levels associated with the co-promotion and development of Nexavar at a given point in time, we could record significant additional expense in future periods, and may be required to restate our results for prior periods. Such inaccuracies or restatements could cause a loss of investor confidence in our financial reporting or lead to claims against us, resulting in a decrease in the trading price of shares of our common stock.

Provisions in our collaboration agreement with Bayer may prevent or delay a change in control.

Our collaboration agreement with Bayer provides that if Onyx is acquired by another entity by reason of merger, consolidation or sale of all or substantially all of our assets, and Bayer does not consent to the transaction, then for 60 days following the transaction, Bayer may elect to terminate Onyx’s co-development and co-promotion rights under the collaboration agreement. If Bayer were to exercise this right, Bayer would gain exclusive development and marketing rights to the product candidates developed under the collaboration agreement, including Nexavar. If this happened, Onyx, or the successor to Onyx, would receive a royalty based on any sales of Nexavar and other collaboration products, rather than a share of any profits which could substantially reduce the economic value derived from the sales of Nexavar to Onyx or its successor. These provisions of our collaboration agreement with Bayer may have the effect of delaying or preventing a change in control, or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring Onyx.

Accounting pronouncements may affect our future financial position and results of operations.

There may be new accounting pronouncements or regulatory rulings, which may have an effect on our future financial position and results of operations. In December 2004, the Financial Accounting Standards Board, or FASB, issued a revision of Statement of Financial Accounting Standards, or FAS, No. 123, “Accounting for Stock-Based Compensation.” The revision is referred to as “FAS 123(R) — Share-Based Payment”, which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and stock issued under our employee stock plans. We adopted FAS 123(R) using the modified prospective basis on January 1, 2006. The adoption of FAS 123(R) had a material adverse impact on our results of operations and our net loss per share. For example, as a result of our adoption of FAS 123(R), for the year ended December 31, 2006, our net loss increased by $14.0 million, or $0.33 per share. We expect that our future results will continue to be adversely affected by FAS 123(R) and that the FASB could issue new accounting pronouncements that could affect our future financial position and results of operations.

Risks Related to our Common Stock and this Offering

Our stock price is volatile.

The market price of our common stock has been volatile and is likely to continue to be volatile. For example, during the period beginning January 1, 2003 and ending March 31, 2007, the closing sales price for one share of our common stock reached a high of $58.75 and a low of $4.65. Factors affecting our stock price include:

•	reported sales of Nexavar by Bayer;

•	interim or final results of, or speculation about, clinical trials from Nexavar;

•	decisions by regulatory agencies;

•	changes in the regulatory approval requirements;

•	ability to enroll patients in clinical trials;

•	success or failure in, or speculation about, obtaining regulatory approval by us or our competitors;

•	public concern as to the safety and efficacy of our product candidates;

•	developments in our relationship with Bayer;

•	developments in patent or other proprietary rights;

•	additions or departures of key personnel;

•	announcements by us or our competitors of technological innovations or new commercial therapeutic products;

•	published reports by securities analysts;

•	statements of governmental officials;

•	changes in healthcare reimbursement policies;

•	sales of our common stock by existing holders, or sales of shares issuable upon exercise of outstanding options and warrants; and

•	sales by us of our common stock, including sales under our committed equity financing facility arrangement with Azimuth.

Existing stockholders have significant influence over us.

After this offering, our executive officers, directors and five-percent stockholders will beneficially own, in the aggregate, approximately 34 percent of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

Bayer, a collaborative party, has the right, which it is not currently exercising, to have its nominee elected to our board of directors as long as we continue to collaborate on the development of a compound. Because of these rights, ownership and voting arrangements, our officers, directors, principal stockholders and collaborator may be able to effectively control the election of all members of the board of directors and determine all corporate actions.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress our stock price.

In connection with this offering, we are restricted from issuing additional shares of common stock, subject to specified exceptions, for a period of 90 days from the date of this prospectus supplement. Our directors and executive officers have agreed not to sell or otherwise dispose of any of their shares, subject to specified exceptions, for a period of 90 days from the date of this prospectus supplement. Exceptions to these lock-up agreements are described under “Underwriting.” Sales of substantial amounts of our common stock after this offering, or the perception that we may issue substantial amounts of common stock, may adversely affect the price of our common stock.

We are at risk of securities class action litigation due to our expected stock price volatility.

In the past, stockholders have often brought securities class action litigation against a company following a decline in the market price of its securities. This risk is especially acute for us, because biotechnology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. Following our announcement in October 2004 of Phase 2 clinical trial data in patients with advanced kidney cancer, our stock price declined significantly. In December 2006, following our announcement that a Phase 3 trial administering Nexavar or placebo tablets in combination with the chemotherapeutic agents carboplatin and paclitaxel in patients with advanced melanoma did not meet its primary endpoint, our stock price declined significantly. We may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs, could divert management’s attention and resources, and could seriously harm our business, financial condition and results of operations.

Provisions in Delaware law, our charter and executive change of control agreements we have entered into may prevent or delay a change of control.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than ten percent of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15 percent or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15 percent or more of the corporation’s stock unless:

•	the board of directors approved the transaction where the stockholder acquired 15 percent or more of the corporation’s stock;

•	after the transaction in which the stockholder acquired 15 percent or more of the corporation’s stock, the stockholder owned at least 85 percent of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

•	our board is classified into three classes of directors with staggered three-year terms;

•	the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•	special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the board or ten percent or more of the stockholders entitled to vote at the meeting; and

•	no cumulative voting.

These provisions may have the effect of delaying or preventing a change in control, even at stock prices higher than the then current stock price.

We have entered into change in control severance agreements with each of our executive officers. These agreements provide for the payment of severance benefits and the acceleration of stock option vesting if the executive officer’s employment is terminated within 24 months of a change in control of Onyx. These change in control severance agreements may have the effect of preventing a change in control.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds from this offering that we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price to the public of $28.00 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $20.61 per share in the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference in the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those sections. These forward-looking statements include but are not limited to statement about:

•	our strategy;

•	the progress of our development programs, including clinical testing;

•	sufficiency of our cash resources;

•	revenues from existing and new collaborations;

•	our research and development and other expenses; and

•	our operations and legal risks.

These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions. Discussions containing these forward-looking statements may be found, among other places, in “Business” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus supplement except as required by law. Before deciding to purchase our common stock, you should carefully consider the risks described in the “Risk Factors” section of this prospectus supplement, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus.

USE OF PROCEEDS

We expect to receive approximately $174.1 million in net proceeds from the sale of 6,600,000 shares of common stock in this offering (or $200.3 million if the underwriters exercise their overallotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These numbers are based on the offering price to the public of $28.00 per share.

We intend to use the net proceeds (plus the proceeds from any exercise of the underwriters’ overallotment option) to fund the costs of our clinical trials program and other research and development activities, both ongoing and planned, as well as sales and marketing activities, and for general corporate purposes, including working capital. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of this offering. We may also use a portion of our net proceeds to in-license product candidates or to invest in or acquire businesses or technologies that we believe are complementary to our own. We have no current plans, commitments or agreements with respect to any such transactions as of the date of this prospectus supplement. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock commenced trading publicly on the NASDAQ National Market on May 9, 1996 and is currently traded on the NASDAQ Global Market under the symbol “ONXX.” The following table sets forth, for the fiscal periods indicated, the high and low closing sale prices of our common stock as reported on the NASDAQ Global Market.

	High	Low

Year ended December 31, 2005
First Quarter	$33.77	$25.30
Second Quarter	33.46	23.70
Third Quarter	27.66	19.30
Fourth Quarter	30.14	22.45
Year ended December 31, 2006
First Quarter	$29.10	$25.82
Second Quarter	25.29	14.67
Third Quarter	17.29	12.87
Fourth Quarter	19.60	10.44
Year ended December 31, 2007
First Quarter	$29.03	$10.74
Second Quarter (through June 20, 2007)	33.93	25.25

The last reported sale price of our common stock on June 20, 2007 was $28.31 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the pro forma net tangible book value per share. Our historical net tangible book value as of March 31, 2007 was approximately $219.1 million, or approximately $4.70 per share. Historical net tangible book value per share is determined by dividing the actual number of outstanding shares of common stock by our net tangible book value. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at the public offering price of $28.00 per share, after deducting estimated offering expenses payable by us and underwriting discounts and commissions, our pro forma net tangible book value as of March 31, 2007 would have been approximately $393.3 million, or $7.39 per share of common stock. This would represent an immediate increase in pro forma net tangible book value of $2.69 per share to existing stockholders and an immediate dilution of $20.61 per share to new investors purchasing shares of common stock in this offering at the public offering price of $28.00 per share.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$28.00
Historical net tangible book value per share as of March 31, 2007	$4.70
Increase in historical net tangible book value per share attributable to this offering	2.69

Pro forma net tangible book value per share after giving effect to this offering		7.39

Dilution per share to new investors in the offering		$20.61

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will be increased to 7,590,000, or approximately 14% of the total number of shares of our common stock outstanding after this offering, based on shares outstanding as of March 31, 2007.

The shares outstanding as of March 31, 2007 used to calculate the information in this section exclude each of the items described in footnote 1 to the table appearing under “Capitalization.”

DIVIDEND POLICY

We have not paid dividends on our common stock. We currently anticipate that any future earnings will be retained for the continued development of our business and we do not anticipate paying any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our unaudited capitalization and other data as of March 31, 2007 on:

•	an actual basis; and

•	as adjusted, to give effect to the receipt of the estimated net proceeds of $174.1 million from the sale of the common stock in this offering (assuming no exercise of the underwriters’ overallotment option) at the public offering price of $28.00 per share after deducting underwriting discounts and commissions and estimated offering expenses.

	March 31, 2007
	Actual	As Adjusted
	(Unaudited)
	(In thousands,
	except share data)

Advance from collaboration partner	$40,000	$40,000
Stockholders’ equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized, none outstanding, actual and adjusted	—	—
Common stock, $.001 par value; 100,000,000 shares authorized, 46,598,480 shares outstanding, actual and 53,198,480 shares outstanding, as adjusted(1)	47	53
Additional paid-in capital	669,873	844,003
Accumulated other comprehensive loss	(104)	(104)
Accumulated deficit	(450,686)	(450,686)

Total stockholders’ equity	219,130	393,266

Total capitalization	$259,130	$433,266

(1)	Outstanding shares at March 31, 2007 exclude:

•	5,281,855 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $23.91 per share;

•	991,021 shares of common stock available for future issuance under our stock option plans;

•	196,746 shares of restricted common stock issued under stock bonus awards;

•	61,860 shares of common stock available for sale under our employee stock purchase plan; and

•	9,263 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $9.59 per share.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be issued under this prospectus will be, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of a series, without further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Warrants

As of June 15, 2007, there were outstanding warrants to purchase an aggregate of 9,263 shares of our common stock. The exercise price of these warrants is $9.59 per share. Any of the outstanding warrants may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon the exercise of the warrant, less the per share price, in lieu of payment of the exercise price per share. The warrants will expire in May 2009, unless earlier exercised. In the event of a merger or consolidation of us with or into another entity or the sale of all or substantially all of our assets, all unexercised warrants will be deemed net exercised on the date of the merger, consolidation or sale of assets.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents

Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation provides:

•	for no cumulative voting;

•	that special meetings of the stockholders may be called only by the chairman of the board, president, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized;

•	directors, or by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting;

•	for a board of directors, classified into three classes of directors; and

•	for the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association. Its address is 161 North Concord Exchange, South St. Paul, MN 55075-0738 and its telephone number is (800) 468-9716.

MATERIAL U.S. TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, having a “substantial presence” in the United States, as defined in the Internal Revenue Code of 1986, as amended (the “Code”) and applicable U.S. Treasury regulations. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities, or partnerships, S corporations and other pass-through entities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment.

The following discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset (generally, property held for investment). Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See the section of this prospectus supplement entitled “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate.

Special certification and other requirements apply to certain non-U.S. holders that are claiming eligibility for a lower treaty rate and that are entities rather than individuals. A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the United States, the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. The backup withholding tax rate currently is 28%. You generally will be exempt from such backup withholding if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds our income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them the number of shares of common stock indicated below.

Number
Underwriter	of Shares

Morgan Stanley & Co. Incorporated	2,475,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	2,475,000
J.P. Morgan Securities Inc.	825,000
Banc of America Securities LLC	825,000

Total	6,600,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option discussed below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.92 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

The aggregate proceeds to us are set forth on the cover page of this prospectus supplement. We estimate that we will spend approximately $500,000 for printing, legal fees and other expenses allocable to this offering.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 990,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $212,520,000, the total underwriters’ discounts and commissions would be $11,688,600 and total proceeds to us, after deducting estimated offering expenses, would be $200,331,400.

Our common stock is quoted on the NASDAQ Global Market under the symbol “ONXX.”

Each of Onyx and the executive officers and directors of Onyx has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	in our case, (i) the sale of the shares of common stock to the underwriters, (ii) the issuance by us of any shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement, (iii) the grant or exercise of options to purchase common stock under our employee benefit plans existing as of the date hereof; (iv) the grant of options to purchase common stock under our existing stock option plans or (v) the issuance by us of shares of common stock under our existing employee stock purchase plan; and

•	in the case of our executive officers and directors, (i) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering; (ii) certain transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts; or (iii) in the case of certain executive officers and directors, up to approximately 250,000 shares in aggregate that may be sold, transferred or otherwise disposed of pursuant to existing Rule 10b5-1 trading plans or otherwise on or after the 31st day following the date of this prospectus supplement.

In order to facilitate the offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of the common stock compared to the price available under the overallotment option. The underwriters may also sell shares of common stock in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In the ordinary course of their respective business, the underwriters or affiliates of the underwriters have engaged, or may in the future engage, in investment banking, financial advisory or commercial banking transactions with us and our affiliates for which customary compensation has been, and will be, received.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

Certain legal matters relating to the issuance of the shares of common stock will be passed upon for Onyx by Cooley Godward Kronish LLP, Palo Alto, California. As of June 20, 2007, partners and associates of Cooley Godward Kronish LLP participating in the preparation of this prospectus supplement and the accompanying prospectus owned an aggregate of 1,200 shares of our common stock. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s Internet site can be found at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-28298):

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our proxy statement for our stockholders meeting on May 25, 2007 filed on April 19, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Our Current Reports on Form 8-K filed February 12, 2007, March 9, 2007, March 22, 2007, April 2, 2007, April 17, 2007, May 3, 2007, May 8, 2007 and May 25, 2007; and

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on April 2, 1996, including any amendments or reports filed for the purposes of updating this description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus supplement or the accompanying prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus supplement and the accompanying prospectus. Information in such future filings updates and supplements the information provided in this prospectus supplement and the accompanying prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference herein, including exhibits which are specifically incorporated by reference into such documents. Requests should be made to us by mail care of: Investor Relations, 2100 Powell Street, Emeryville, CA 94608, or by telephone by calling (510) 597-6500.

PROSPECTUS

COMMON STOCK
DEBT SECURITIES

From time to time, we may offer to sell common stock or debt securities, or any combination of these securities, in amounts, at prices and on terms described in one or more supplements to this prospectus. The debt securities may be convertible into or exchangeable for common stock or other securities.

This prospectus describes some of the general terms that may apply to an offering of our common stock or debt securities. The specific terms and any other information relating to a specific offering will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

We may offer and sell common stock or debt securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock trades on the Nasdaq Global Market under the symbol “ONXX.”

Investing in our common stock or debt securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in any applicable supplement to this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 18, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing an “automatic shelf” registration process available to “well-known seasoned issuers,” as defined in Rule 405 under the Securities Act of 1933, as amended. By using a shelf registration statement, we may offer and sell from time to time in one or more offerings the common stock or debt securities or any combination of these securities described in this prospectus. No limit exists on the aggregate number of shares of common stock or the amount of debt securities we may sell pursuant to the registration statement. The debt securities may be convertible into common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of these securities.

This prospectus and the information incorporated herein by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus or any applicable prospectus supplement are the property of their respective owners.

We urge you to read carefully both this prospectus and any applicable prospectus supplement, together with the information incorporated herein by reference as described under the heading “Where You Can Find Additional Information,” before deciding whether to invest in any of the securities being offered.

References in this prospectus to “Onyx,” “we,” “us” and “our” refer to Onyx Pharmaceuticals, Inc., a Delaware corporation, and its subsidiaries. Our principal executive offices are located at 2100 Powell Street, Emeryville, CA 94608, and our telephone number is (510) 597-6500. Our website address is http://www.onyx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

RISK FACTORS

Investing in our common stock and debt securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in any applicable prospectus supplement and under similar headings in the other documents that are incorporated by reference into this prospectus. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

1

FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those sections. These forward-looking statements include but are not limited to statements about:

•	our strategy;

•	the progress of our development programs, including clinical testing;

•	sufficiency of our cash resources;

•	revenues from existing and new collaborations;

•	product development;

•	our research and development and other expenses; and

•	our operations and legal risks.

These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions. Discussions containing these forward-looking statements may be found, among other places, in “Business” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus supplement except as required by law. Before deciding to purchase our common stock and debt securities, you should carefully consider the risk factors discussed here or incorporated by reference, in addition to the other information set forth in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference.

RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2006 and in the three months ended March 31, 2007. “Earnings” consist of income (loss) from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest. The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

						Three Months Ended
	Fiscal The Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006, and the three months ended March 31, 2007, our earnings were insufficient to cover fixed charges by $45.8 million, $45.0 million, $46.8 million, $95.2 million, $92.7 million and $12.2 million, respectively.

USE OF PROCEEDS

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of the securities offered hereby to fund the costs of our clinical trials program and other research and development activities, both on-going and planned, as well as sales and marketing activities and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to in-license product candidates or to

2

invest in or acquire businesses or technologies that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any such transactions as of the date of this prospectus. Pending these uses, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

We may issue shares of our common stock from time to time, in one or more offerings. We will set forth in the applicable prospectus supplement a description of the terms of the offering of common stock, including the offering price, the net proceeds to us and other offering material relating to such offering.

DESCRIPTION OF DEBT SECURITIES

We may issue shares of our debt securities from time to time, in one or more offerings. We will set forth in the applicable prospectus supplement a description of the terms of the offering of debt securities, including maturity date, interest, the net proceeds to us and other offering material relating to such offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock and debt securities offered by this prospectus will be passed upon for us by our counsel, Cooley Godward Kronish LLP, Palo Alto, California. As of June 15, 2007, partners and associates of Cooley Godward Kronish LLP participating in the preparation of this prospectus and the related Registration Statement on Form S-3 owned an aggregate of 1,200 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Onyx Pharmaceuticals. The SEC’s Internet site can be found at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-28298):

•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006;

•	Our proxy statement for our stockholders meeting on May 25, 2007 filed on April 19, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Our Current Reports on Form 8-K filed February 12, 2007, March 9, 2007, March 22, 2007, April 2, 2007, April 17, 2007, May 3, 2007, May 8, 2007 and May 25, 2007; and

3

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 2, 1996, including any amendments or reports filed for the purposes of updating this description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be made to us by mail care of: Investor Relations, 2100 Powell Street, Emeryville, CA 94608, or by telephone by calling (510) 597-6500.

4